Exhibit 99.3

[Logo]

100 W. Dominick Street

Rome, New York 13440-5810

(315) 336-7300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on March 22, 2005

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Rome Bancorp, Inc. (the “Special Meeting”) will be held at The Rome Savings Bank (“Rome Savings”), 100 W. Dominick Street, Rome, New York 13440-5810 on Tuesday, March 22, 2005 at 6:00 p.m., New York time, to consider and vote upon:

1.	A plan of conversion (the “Plan” or “Plan of Conversion”) pursuant to which Rome, MHC will be merged into Rome Savings, and Rome Bancorp will be merged into Rome Savings, and will be succeeded by a new Delaware corporation with the name “New Rome Bancorp, Inc.”, which has been established for the purpose of completing the conversion. As part of the conversion and stock offering of New Rome Bancorp common stock, shares of common stock representing Rome, MHC’s 61.55% ownership interest in Rome Bancorp will be offered for sale in a subscription offering and, possibly, a community offering. Common stock of Rome Bancorp currently held by public stockholders will be converted into new shares of New Rome Bancorp pursuant to an exchange ratio that will ensure that stockholders at the time of the conversion will own approximately the same percentage of New Rome Bancorp after the conversion as was held in Rome Bancorp immediately prior thereto, exclusive of cash received in lieu of fractional shares. After the completion of the conversion and stock offering, the name “New Rome Bancorp, Inc.” will be changed to “Rome Bancorp, Inc.”;

2.	Adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the Plan of Conversion (the “Adjournment”); and

3.	Any other matters that may properly come before the Special Meeting or an Adjournment or postponement thereof.

Note: Management is not aware of any such other business at this time.

The Board of Directors has fixed January 31, 2005, as the Record Date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at an Adjournment or postponement thereof.

The following proxy statement is a summary of information about Rome Bancorp and the proposed conversion and stock offering. A more detailed description of Rome Bancorp and the proposed conversion and stock offering is included in the prospectus constituting a part of this proxy statement and the Plan of Conversion attached hereto as Appendix A. Upon written request addressed to the Secretary of Rome Bancorp at the address given above, stockholders may obtain an additional copy of the prospectus and/or a copy of the Plan of Conversion and exhibits thereto. In order to assure timely receipt of the additional copy of the prospectus and/or the Plan of Conversion, the written request should be received by Rome Bancorp by March 14, 2005. In addition, all such documents may be obtained by calling our Stock Information Center, toll free, at 1-(877) 471-4818, Monday through Friday, between 9:30 a.m. and 4:00 p.m., New York time.

By Order of the Board of Directors,

/s/ Charles M. Sprock
Charles M. Sprock
President and Chief Executive Officer

Rome, New York

February 18, 2005

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion and return it in the enclosed self-addressed, postage-prepaid proxy reply envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning the proxy card will not prevent you from voting in person at the Special Meeting.

Your vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion.

We have mailed a proxy card and an order form with this proxy statement and accompanying prospectus to each of our registered stockholders. If you are a stockholder whose shares are not registered in your name, you will not receive an order form with your proxy card, this proxy statement and the accompanying prospectus. If you desire to obtain an order form you must contact the Stock Information Center at the number above to obtain such order form.

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QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF ROME BANCORP

You should read this document, Appendix A, and the accompanying prospectus for more information about the conversion and stock offering. The Plan of Conversion described herein has been conditionally approved by our regulators.

Q.	What are stockholders being asked to approve?

A.	Rome Bancorp stockholders as of January 31, 2005 are asked to vote on the Plan of Conversion. Pursuant to the Plan, Rome, MHC will convert from the mutual holding company form to a stock holding company, and as part of such conversion, New Rome Bancorp will offer for sale, in the form of shares of it common stock, Rome, MHC’s 61.55% ownership interest in Rome Bancorp.

Q.	What are reasons for the second-step conversion and related stock offering?

A.	The primary reasons for the conversion and stock offering are to raise capital to support internal growth through lending, to facilitate acquisitions of other financial institutions or other businesses related to banking, to open additional branch offices, to pay dividends and for general corporate purposes, including the possible creation of a subsidiary bank to accept municipal deposits. The additional capital raised in the stock offering will also support the introduction of new products and services.

Q.	What will stockholders receive for their existing Rome Bancorp shares?

A.	As more fully described in the prospectus section entitled “The Conversion and the Stock Offering,” depending on the number of shares sold in the stock offering, each share of common stock that you own upon completion of the conversion and stock offering will be exchanged for between 1.8133 new shares at the minimum and 2.5433 new shares at the maximum of the offering range (cash will be paid in lieu of fractional shares).

Q.	Why will the shares that I receive be based on a price of $10.00 per share rather than the trading price of the common stock prior to the conversion?

A.	The Board of Directors of Rome Bancorp selected a price of $10.00 per share for the stock offered for sale because it is a commonly selected per share price for mutual-to-stock conversions. The number of new shares you receive for your existing Rome Bancorp shares does not depend on the market price of Rome Bancorp common stock. It will depend on the number of shares sold in the stock offering, which will in turn depend on the final independent appraisal of the pro forma market value of Rome Bancorp, assuming completion of the conversion and the stock offering. The result will be that each existing stockholder will own the same percentage of New Rome Bancorp after the conversion and stock offering as was held in Rome Bancorp just prior thereto, exclusive of (i) any shares purchased by the stockholder in the stock offering, and (ii) cash received in lieu of fractional shares.

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Q.	Should I submit my stock certificates now?

A.	No. If you hold your certificate(s), instructions for exchanging the shares will be sent to you after completion of the conversion and stock offering. If your shares are held in “street name,” rather than in certificate form, the share exchange will occur automatically upon completion of the conversion and stock offering.

Q.	Will my dividends decrease?

A.	Initially, yes. Rome Bancorp paid a cash dividend of $.15 per share on November 17, 2004, or $.60 per share on an annualized basis. After the conversion and stock offering, New Rome Bancorp expects the initial annualized dividends paid to equal, on a per share pre-offering basis, $0.33, $0.28, $0.24 and $0.21 at the minimum, midpoint, maximum and adjusted maximum offering range, respectively. Those amounts represent an annual dividend yield of 3.30%, 2.80%, 2.40% and 2.10% at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, based upon a price of $10.00 per share. The amount of dividends that we intend to pay to our stockholders following the conversion is intended to preserve the per share dividend amount, adjusted to reflect the exchange ratio, that our stockholders currently receive on their shares of Rome Bancorp common stock. However, the dividend rate and the continued payment of dividends will depend on a number of factors including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will not reduce or eliminate dividends in the future.

Q.	If my shares are held in street name, will my broker automatically vote on my behalf?

A.	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.	What if I do not give voting instructions to my broker?

A.	Your vote is important. If you do not instruct your broker to vote your shares by proxy, each unvoted share will have the same effect as a vote against the Plan of Conversion.

Q.	May I place an order to purchase shares in the stock offering, in addition to the shares that I will receive in the exchange?

A.	You may be able to purchase shares in the stock offering. Eligible depositors have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering, as fully described in the prospectus. We have mailed a proxy card and an order form with this proxy statement and accompanying prospectus to each of our registered stockholders. If you are a stockholder whose shares are not registered in your name, you will not receive an order form with your proxy card, this proxy statement and the accompanying prospectus. If you desire to obtain an order form you must contact the Stock Information Center to obtain such order form.

Other Questions?

For answers to other questions, please read this proxy statement and the enclosed prospectus. Questions about the stock offering or voting may be directed to the Stock Information Center by calling, toll free, 1-(877) 471-4818, Monday—Friday, from 9:30 a.m. and 4:00 p.m., New York time.

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ROME BANCORP, INC.

PROXY STATEMENT FOR THE

SPECIAL MEETING OF STOCKHOLDERS

To Be Held on March 22, 2005

General

This proxy statement of Rome Bancorp, together with the prospectus of New Rome Bancorp, the proposed stock holding company for Rome Savings, which constitutes a part of this proxy statement, is being furnished to you in connection with the solicitation by the Board of Directors of Rome Bancorp of proxies to be voted at the Special Meeting to be held at Rome Savings, 100 W. Dominick Street, Rome, New York 13440-5810 on Tuesday, March 22, 2005 at 6:00 p.m., New York time, and any adjournment or postponement thereof. The purpose of the Special Meeting is to consider and vote upon:

An Amended and Restated Plan of Conversion of Rome, MHC and Agreement and Plan of Reorganization between Rome, MHC, Rome Bancorp, New Rome Bancorp and Rome Savings, pursuant to which:

A. Rome Bancorp will convert into or exchange its charter for that of a federal corporation, which will then immediately exchange its charter for that of an interim federal stock savings association and merge with and into Rome Savings with Rome Savings as the surviving entity;

B. Rome, MHC will convert to a federal interim stock savings association and simultaneously merge with and into Rome Savings, and MHC will thus cease to exist and a new liquidation account will be established by Rome Savings for the benefit of the members of Rome, MHC (the prior liquidation account will be terminated);

C. Rome Savings formed a new first-tier, wholly-owned subsidiary known as “New Rome Bancorp, Inc.,” a Delaware corporation, which will become the holding company of Rome Savings upon consummation of the conversion and stock offering;

D. New Rome Bancorp will in turn form a federal interim stock savings association (“Interim”) as a wholly-owned subsidiary;

E. Immediately following the formation of Interim, Interim will then merge with and into Rome Savings, and Rome Savings will thus become a wholly-owned subsidiary of New Rome Bancorp. In connection therewith, each share of Rome Bancorp common stock outstanding immediately prior to the effective time thereof shall be automatically converted, without further action by the holder thereof, into and become the right to receive shares of New Rome Bancorp based on the exchange ratio, plus cash in lieu of any fractional share interest; and

F. In connection with the conversion, New Rome Bancorp will offer shares of its common stock in a subscription offering and, possibly, a community stock offering.

The conversion of Rome, MHC, and the related issuance and exchange of shares by New Rome Bancorp is referred to herein as the “conversion and stock offering.”

This proxy statement, together with the accompanying proxy card, is first being mailed or delivered to stockholders of Rome Bancorp on or about February 18, 2005.

Voting in favor of or against the Plan of Conversion includes a vote for or against the conversion of Rome, MHC to a stock form holding company and all other transactions contemplated by the Plan of Conversion.

Voting in favor of the Plan of Conversion will not obligate you to purchase any common stock and will not affect the balance, interest rate or federal deposit insurance of any deposits at Rome Savings.

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion and return the card in the enclosed self-addressed, postage-prepaid proxy reply envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning the proxy card will not prevent you from voting in person if you attend the Special Meeting. Your vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion.

Record Date, Quorum and Voting Rights

You are entitled to one vote at the Special Meeting for each share of Rome Bancorp common stock that you owned of record at the close of business on January 31, 2005 (the “Record Date.”) On the Record Date, there were 4,840,404 shares of common stock outstanding.

A quorum of stockholders is required to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of common stock of Rome Bancorp entitled to vote are represented in person or by proxy at the Special Meeting, a quorum will exist. Rome Bancorp will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Special Meeting.

You may vote your shares at the Special Meeting in person or by proxy. To vote in person, you must attend the Special Meeting and obtain and submit a ballot, which we will provide to you at the Special Meeting. To vote by proxy, you must complete, sign and return the enclosed proxy card. If you properly complete your proxy card and return it in time to vote, your “proxy” (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares FOR each of the proposals identified in the Notice of the Special Meeting.

If any other matter is presented, your proxy will vote the shares represented by all properly executed proxies on such matters as a majority of the Board of Directors determines. As of the date of this proxy statement, we know of no other matters that may be presented at the Special Meeting, other than those listed in the Notice of the Special Meeting.

If you are a stockholder whose shares are not registered in your own name, you will need appropriate documentation from your stockholder of record to vote personally at the Special Meeting. Examples of such documentation would include a broker’s statement, a letter or other document that will confirm your ownership of shares of Rome Bancorp.

Each participant and former participant with an account in the Employee Stock Ownership Plan of Rome Bancorp, Inc. (“ESOP”) has the right to instruct the ESOP trustee how to vote the shares allocated to his or her account under the ESOP as of the Record Date. In general, the ESOP trustee will vote the shares allocated to your ESOP account in accordance with the a properly completed Confidential Voting Instruction Form which will be sent to you should you have shares in the ESOP entitled to vote. If you do not direct the ESOP trustee how to vote the shares allocated to your account, the ESOP trustee will, to the extent consistent with its fiduciary duties, vote such shares either “For” or “Against” each proposal in a manner calculated to most accurately reflect the instructions received from other ESOP participants. The ESOP trust also holds certain shares not allocated to any individual’s account. In general, the ESOP trustee will vote, to the extent consistent with its fiduciary duties, these unallocated shares by casting votes in the same proportions as instructions to cast votes are given with respect to allocated shares. Each individual’s instructions for such purposes are weighted according to the number of shares allocated to all individuals’ accounts for which instructions to vote have been timely received.

Each eligible director or eligible employee to whom an award of Rome Bancorp common stock has been made under the Rome Bancorp, Inc. 2000 Recognition and Retention Plan, which award is not fully vested as of the Record Date, shall have the right to direct the voting with respect to such shares of common stock by giving an instruction to the Inspector for the Special Meeting, the trustee of the trust related to such plan or such other independent person as may be designated by the a committee of the Board of Directors responsible for addressing such voting. If no voting direction is given by an eligible director or eligible employee who has been allocated with shares of common stock that are unvested as of the Record Date, then the voting rights with respect to such shares shall not be exercised. Unallocated shares of common stock held by the trust shall be voted by the trustee in a manner proportionate to the voting with respect to the allocated but unvested shares.

Shares held by The Rome Savings Bank Foundation shall be voted by its Board of Directors in the same ratio as all other shares voted on the proposals set forth below.

Vote Required

Proposal 1. Approval of Plan of Conversion. In order to implement proposal one, pursuant to the Certificate of Incorporation and Bylaws of Rome Bancorp and Delaware corporate law, we must obtain the affirmative vote of a majority of the shares of voting common stock of Rome Bancorp present in person or by proxy at the Special Meeting, and pursuant to the regulations of the Office of Thrift Supervision (the “OTS”), we must additionally obtain the affirmative vote of a majority of the votes eligible to be cast in person or by proxy by stockholders of Rome Bancorp, other than Rome, MHC. Pursuant to OTS regulations and the Plan of Conversion, completion of the conversion and stock offering is also subject to the approval of the Plan of Conversion by the OTS and by the affirmative vote of a majority of the total eligible votes of the members of Rome, MHC (i.e., depositors of Rome Savings). Broker non-votes and abstensions will have the same effect as shares not voted in favor of the Plan of Conversion. Rome, MHC is expected to vote all of its shares to approve the Plan of Conversion.

Proposal 2. Adjournment. We must obtain the affirmative vote of the majority of the shares present in person or by proxy at the Special Meeting and entitled to vote on this proposal. Under this voting standard, shares as to which the abstain box has been selected on the proxy card will count as shares represented and entitled to vote and will be treated as votes against the proposal. Shares for which no vote is cast with respect to a proposal, will be treated as shares that are not represented and will have no effect on the outcome of the vote for that proposal. A broker non-vote with respect to this proposal will be treated as shares that are not represented and will have no effect on the outcome of that proposal. Because Rome, MHC owns 61.55% of Rome Bancorp’s total outstanding shares, it will control the outcome of the vote on the proposal regarding the Adjournment.

Revocability of Proxies

Your may revoke your proxy at any time before it is voted by filing a written revocation of the proxy with the Secretary of Rome Bancorp, by submitting a duly executed proxy bearing a later date or by attending and voting in person at the Special Meeting or any adjournment or postponement thereof. The presence of a stockholder at the Special Meeting shall not revoke a proxy unless a written revocation is filed with the Secretary of the Special Meeting prior to the voting of such proxy. The proxies being solicited by the Board of Directors of Rome Bancorp are only for use at the Special Meeting and at any adjournment or postponement thereof and will not be used for any other meeting.

Solicitation of Proxies

This proxy statement and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the Special Meeting by the Board of Directors. To the extent necessary to permit approval of the Plan of Conversion, officers, directors or employees of Rome Savings may solicit proxies by telephone or through other forms of communication and, if necessary, the Special Meeting may be adjourned or postponed to a later date. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. Rome Bancorp will bear all costs of this solicitation. We have engaged Regan & Associates, Inc. to assist us on soliciting the votes of our stockholders for the Special Meeting for a fee of $4,000.

We have engaged Ryan Beck & Co., Inc. (“Ryan Beck”) as financial and marketing agent in connection with the stock offering. Ryan Beck has agreed to use its best efforts, subject to certain considerations, to assist us with sales in our subscription, community and/or syndicated offerings and to solicit the proxy vote of members of Rome, MHC. Ryan Beck is not obligated to purchase any shares of common stock. Ryan Beck will receive a marketing fee equal to 1.0% of the dollar amount of the common stock sold in the subscription and community offerings. In the event that Ryan Beck sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1.0% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which may include Ryan Beck) shall not exceed 5.0% in the aggregate. Ryan Beck will also be reimbursed for its reasonable out-of-pocket expenses, including legal fees up to a certain amount. We have agreed to indemnify Ryan Beck to the extent allowed by law, for reasonable costs and expenses in connection with certain claims and liabilities, including liabilities under the Securities Act of 1933, as amended.

Dissenters’ or Appraisal Rights

General. Stockholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled under relevant state or federal laws to appraisal or dissenters’ rights in connection with the proposed transaction depending on the circumstances. This right generally confers on stockholders who oppose a merger or the consideration to be received in the merger the right to receive, in lieu of the consideration being offered in the merger, the fair value for their shares as determined in accordance with applicable state or federal law.

Appraisal Rights Under Section 262 of the Delaware General Corporate Law. As stockholders of a Delaware corporation, stockholders of Rome Bancorp do not have appraisal rights under the Delaware General Corporation Law. No appraisal rights are available under Section 262 of the Delaware General Corporation Law for shares of common stock of a Delaware corporation which shares were listed on The Nasdaq National Market as of the voting record date and which stockholders are required to accept shares of stock of a corporation surviving a merger or cash in lieu of fractional shares. The common stock of Rome Bancorp is currently quoted on The Nasdaq National Market and pursuant to the Plan of Conversion, holders of Rome Bancorp common stock (except for Rome, MHC) will be required by the terms of the Plan of Conversion to accept shares of New Rome Bancorp, or cash in lieu of fractional shares.

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

PROPOSAL 1

APPROVAL OF THE PLAN OF CONVERSION

The Boards of Directors of Rome Bancorp, Rome, MHC and Rome Savings have approved the Plan of Conversion. The Plan of Conversion also has been approved by the OTS, subject to approval by the members of Rome, MHC and the stockholders of Rome Bancorp entitled to vote on the matter. OTS approval does not constitute an endorsement or recommendation of the Plan of Conversion.

General

On November 11, 2004, the Boards of Directors of Rome Savings, Rome, MHC and Rome Bancorp unanimously adopted the Plan of Conversion pursuant to which Rome Savings will reorganize from a “two-tiered” mutual holding company structure to a stock holding company structure. An Amended and Restated Plan of Conversion was subsequently adopted by the Board of Directors on December 7, 2004. As part of the conversion and stock offering, Rome Savings formed New Rome Bancorp. Stockholders of Rome Bancorp will receive shares in New Rome Bancorp based on an exchange ratio. Following the conversion and stock offering, Rome, MHC will no longer exist and New Rome Bancorp will be the holding company for Rome Savings.

This conversion to a stock holding company structure also includes the offering by New Rome Bancorp of its outstanding shares to qualifying depositors of Rome Savings and other members of Rome Savings in a subscription offering and to certain other persons in a community offering and/or syndicated community offering. The conversion and stock offering will be effected as described under “Reasons for the Conversion” in the prospectus or in any other manner that is permitted by the OTS and is consistent with the intent of the Plan of Conversion. See the subsection entitled “The Conversion and Stock Offering” in the “Summary” of the prospectus for a chart which reflects our structure before and after the conversion and stock offering, and “The Conversion and the Stock Offering” section of the prospectus for additional information concerning the conversion and stock offering.

Purposes of the Conversion and Stock Offering

The Boards of Directors of Rome, MHC, Rome Bancorp and Rome Savings believe that a conversion of Rome, MHC to stock form is in the best interests of Rome, MHC, Rome Bancorp and Rome Savings, as well as in the best interests of their respective members and stockholders.

We believe that the conversion and stock offering will result in the raising of additional capital for New Rome Bancorp and Rome Savings and is expected to result in a more active and liquid market for New Rome Bancorp common stock than currently exists for Rome Bancorp common stock.

The conversion and stock offering are intended to provide an additional source of capital not currently available to us. Funds raised in the stock offering will allow us to:

•	increase the liquidity of our common stock;

•	continue programs of dividends or repurchases;

•	finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and

•	fund other general corporate purposes.

Funds raised in the stock offering will allow Rome Savings to better serve the needs of our community by:

•	increasing lending, especially to support continued growth in its loan portfolio;

•	expanding the products and services it currently offers;

•	opening or acquiring additional branch offices;

•	funding additional management and employee stock benefit plans; and

•	funding for other general corporate purposes, including the possible creation of a commercial bank subsidiary to accept municipal deposits.

The Board of Directors and senior management of Rome, MHC, Rome Bancorp and Rome Savings also believe that the conversion and stock offering will be beneficial to the population within our primary market area. The Board of Directors and senior management believe that, through expanded local stock ownership, local current customers and non-customers who purchase common stock will seek to enhance the financial success of Rome Savings through consolidation of their banking business and increased referrals to Rome Savings.

If a standard conversion had been conducted in 1999, management of Rome Savings believes that it may have been difficult to prudently invest the larger amount of capital that would have been raised, when compared to the net proceeds raised in connection with the formation of Rome, MHC. A standard conversion in 1999 also would have immediately eliminated all aspects of the mutual form of organization.

After considering the advantages and risks of the conversion and stock offering, as well as applicable fiduciary duties, the Boards of Directors of Rome Savings, Rome Bancorp, and Rome, MHC approved the conversion and stock offering as being in the best interests of our companies and our respective members and stockholders and the communities that we serve.

Share Exchange Ratio

Pursuant to OTS regulations, as a result of the proposed conversion, you will be entitled to exchange your shares for common stock of Rome Bancorp for shares of common stock of New Rome Bancorp. Each publicly-held share of Rome Bancorp common stock (those not owned by Rome, MHC) will, on the effective date of the conversion, be cancelled. You will automatically receive the right to a number of shares of New Rome Bancorp common stock in exchange for your current shares of Rome Bancorp. The number of new shares of common stock will be determined pursuant to an exchange ratio which ensures that the public stockholders of Rome Bancorp common stock will own the same percentage of common stock in New Rome Bancorp after the conversion as they held in Rome Bancorp immediately prior to the conversion, exclusive of any purchase of additional shares in the offering, and the receipt of cash in lieu of fractional shares. For more information on the exchange ratio see the section of the prospectus captioned “Conversion and Stock Offering – Share Exchange Ratio for Current Stockholders.”

The following table shows how the exchange ratio and number of exchange shares will adjust, assuming no option exercises, based on the number of shares issued in the stock offering.

	Shares of Common Stock to be Sold		Shares to be Received in Exchange		Total Shares of Common Stock to be Outstanding After the Conversion	Exchange Ratio
	Amount	Percent	Amount	Percent
Minimum	4,717,500	61.55%	2,947,523	38.45%	7,665,023	1.8133
Midpoint	5,550,000	61.55	3,467,674	38.45	9,017,674	2.1333
Maximum	6,382,500	61.55	3,987,825	38.45	10,370,325	2.4533
15% above maximum	7,339,875	61.55	4,585,999	38.45	11,925,874	2.8213

Outstanding options to purchase shares of Rome Bancorp common stock also will be converted into and become options to purchase shares of New Rome Bancorp common stock. The number of shares of common stock to be received upon exercise of these options will be adjusted for the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected.

Exchange of Shares

The conversion of your shares of Rome Bancorp common stock into the right to receive shares of New Rome Bancorp common stock will occur automatically on the effective date of the conversion and stock offering, although you will need to exchange your stock certificate(s) if you hold shares in certificate form. As soon as practicable after the effective date of the conversion, our exchange agent will send a transmittal form to you. The transmittal forms are expected to be mailed promptly after the effective date and will contain instructions on how to submit the stock certificate(s) representing existing shares of Rome Bancorp common stock.

No fractional shares of New Rome Bancorp common stock will be issued to you when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a certificate, you will be paid by check an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $10.00. If your shares are held in street name, you will automatically receive cash in lieu of fractional shares. For more information regarding the exchange of your shares see the section of the prospectus captioned “Exchange of Shares of Current Stockholders.”

Structure of the Conversion

The conversion will be structured as set forth on pages 1 and 2 of this proxy statement. Our current organizational structure and our proposed structure following the conversion and stock offering can also be found on page 11 of the prospectus.

Purchase of Shares

This proxy statement is not an offer to sell or the solicitation of an offer to buy shares in the stock offering. The offer is made only by the prospectus.

If you wish to purchase shares in the stock offering, please see the prospectus. Eligible depositors of Rome, MHC have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering and you, as a stockholder of record on the Record Date, will be given a preference over residents of Oneida County, New York and the general public.

For more information regarding the purchase of shares of common stock of New Rome Bancorp you may also call the Stock Information Center, toll free, at 1-(877) 471-4818, Monday - Friday, between 9:30 a.m. and 4:00 p.m., New York time. The center will be closed on weekends and bank holidays.

Conditions to the Conversion and Stock Offering

Consummation of the conversion and stock offering are subject to the receipt of all requisite regulatory approvals, including various approvals of the OTS. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the OTS will not constitute a recommendation or endorsement of the Plan of Conversion or the stock offering by the OTS. Consummation of the conversion and stock offering also are subject to approval by the stockholders of Rome Bancorp and the members of Rome, MHC, as well as the receipt of opinions of counsel with respect to the tax consequences of the conversion and stock offering. See “The Conversion and the Stock Offering — Tax Aspects” on pages 149 through 151 of the prospectus.

Stock Compensation Plans

As part of the conversion and stock offering, the Board of Directors of New Rome Bancorp intends, subject to stockholder approval at a meeting to be held at least six months following the conversion and stock offering, to implement a new restricted stock plan, called a management recognition plan (the “MRP”) and a new stock option plan (the “Stock Option Plan”) which will be authorized to award common stock and grant options for common stock. No shares shall be issued pursuant to the MRP unless it is approved by the stockholders of New Rome Bancorp, and no options shall be awarded under the Stock Option Plan unless it is approved by stockholders of New Rome Bancorp. The exercise price of the options permitted thereby shall be the fair value on the date such options are granted. Shares awarded pursuant to the MRP, and shares issued upon exercise of options, may be authorized but unissued shares of New Rome Bancorp’s common stock or shares of common stock purchased by New Rome Bancorp or such plan on the open market. The new ESOP will also purchase 4% of the shares to be sold in the stock offering. See “Management — Future Stock Benefit Plans” in the prospectus.

Amendment or Termination of the Plan of Conversion

All interpretations of the Plan of Conversion by the Board of Directors will be final, subject to the authority of the OTS. The Plan of Conversion provides that, if deemed necessary or desirable by the Board of Directors, the Plan of Conversion may be substantively amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to submission of proxy materials to our stockholders and the members of Rome, MHC. Amendment of the Plan of Conversion thereafter requires a majority vote of the Board of Directors, with the concurrence of the OTS. The Plan of Conversion may be terminated by a majority vote of the Board of Directors at any time prior to the earlier of approval of the Plan by the OTS and the date of the Special Meeting and the special meeting of the members of Rome, MHC, and may be terminated at any time thereafter with the concurrence of the OTS. The Plan of Conversion shall be terminated if the conversion is not completed within 24 months from the date on which the members of Rome, MHC approve the Plan of Conversion, and may not be extended by us or the OTS.

Interest of Management and Directors in Matters to be Acted Upon

Management and Directors of Rome Bancorp have an interest in the matters that will be acted upon because New Rome Bancorp intends to purchase stock for the ESOP and implement the MRP and a Stock Option Plan, and both Rome Savings and New Rome Bancorp intend to enter into a new employment agreement with Charles M. Sprock. New Rome Bancorp currently intends to adopt such plans, make awards and enter into such agreement as is described under “Management” in the prospectus.

Approval of the Plan of Conversion

All persons receiving this proxy statement are also being given a prospectus that describes the conversion and stock offering. The prospectus, in its entirety, is incorporated herein and made a part hereof. Although the prospectus is incorporated herein, this proxy statement does not constitute an offer to sell or a solicitation of an offer to purchase the common stock offered thereby. We urge you to carefully read the following sections of the prospectus:

•	management and directors and compensation of such persons (see “Management”);

•	business (see “Business of Rome Savings”);

•	reasons for the conversion and stock offering and management’s belief that the conversion and stock offering is in the best interests of Rome Bancorp and its stockholders (see “The Conversion and the Stock Offering”);

•	employment agreement and employee stock benefit plans that New Rome Bancorp plans to implement (see “Management – Employment Agreement, Future Employment Agreements and Future Stock Benefit Plans”);

•	common stock (see “Description of Capital Stock of New Rome Bancorp”);

•	pro forma capitalization, capital compliance, and pro forma information with respect to the conversion (see “Holding Company Capitalization,” “Bank Regulatory Capital Compliance” and “Pro Forma Data”);

•	intended use of proceeds from the offering (see “How We Intend to Use the Proceeds from the Offering”);

•	restrictions and anti-takeover devices on acquisitions of New Rome Bancorp (see “Restrictions on Acquisition of New Rome Bancorp and Rome Savings”); and

•	consolidated financial statements.

Legal and Tax Opinions

Thacher Proffitt & Wood LLP, Washington, D.C. has issued its opinions to us of the legality of the issuance of the common stock being offered and certain matters relating to the conversion and federal taxation and state taxation. Certain legal matters will be passed upon for Ryan Beck by Patton Boggs, LLP, Washington, D.C.

Review of OTS Action

Any person aggrieved by a final action of the OTS which approves, with or without conditions, or disapproves our Plan of Conversion, may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition that the final action of the OTS be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or 30 days after our mailing of a notice to members of Rome, MHC as provided for in 12 C.F.R. § 563b.6(c), whichever is later. The further procedure for review is: a copy of the petition is transmitted to the OTS by the clerk of the court and thereupon the OTS files in the court the record in the proceeding, as provided in 28 U.S.C. § 2112. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS. Review of such proceedings is as provided in 5 U.S.C. § 7. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in 28 U.S.C. § 1254.

The Board of Directors recommends that you vote “For” the adoption of the Plan of Conversion. See “The Conversion and the Stock Offering — Reasons for the Conversion and Stock Offering” in the prospectus.

PROPOSAL 2

AUTHORIZATION OF THE BOARD OF DIRECTORS,

IN ITS DISCRETION, TO ADJOURN OR POSTPONE

THE SPECIAL MEETING IF NECESSARY

In connection with the Special Meeting, the Board of Directors seeks authorization from the stockholders of Rome Bancorp to adjourn or postpone the Special Meeting if necessary. The Rome Bancorp Board of Directors may use the proxies solicited pursuant to this proxy statement for any adjournment or postponement of the Special Meeting for the purpose of allowing additional time for soliciting further proxies to approve the Plan of Conversion if at the time of the Special Meeting there are not sufficient votes to approve the Plan of Conversion. Rome, MHC intends to vote “For” approval of this proposal and thereby will ensure the outcome of this proposal.

The Board of Directors unanimously recommends that stockholders vote “For” authorization of the Board of Directors, in its discretion, to adjourn or postpone the Special Meeting if necessary to solicit further proxies.

How to Obtain Additional Information

The prospectus contains audited financial statements of Rome Bancorp, including:

•	statements of income for the past three years;

•	management’s discussion and analysis of the financial condition and results of operations of Rome Bancorp;

•	a description of lending, savings and investment activities;

•	remuneration and other benefits of directors and officers;

•	further information about the business and financial condition of Rome Bancorp; and

•	additional information about the conversion, the subscription offering, and, if held, the community offering and/or the syndicated community offering.

The Plan of Conversion sets forth the terms, conditions and provisions of the proposed conversion and stock offering.

If you would like to receive an additional copy of the prospectus or the Plan of Conversion and its exhibits, you must request such material in writing, addressed to the Secretary of Rome Bancorp at Rome Bancorp’s address given above. Such requests must be received by Rome Bancorp no later than March 14, 2005. Requesting such materials does not obligate you to purchase shares. If Rome Bancorp does not receive your request by March 14, 2005, you will not be entitled to have such materials mailed to you. See also “Additional Information” in the prospectus.

Other Matters

As of the date of this proxy statement, management does not know of any other matters to be brought before the members at the Special Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

By Order of the Board of Directors,

/s/ Charles M. Sprock
Charles M. Sprock
President and Chief Executive Officer

Rome, New York

February 18, 2005

To assure that you are represented at the Special Meeting of members, please sign, date and promptly return the accompanying proxy card in the postage-paid proxy reply envelope provided.

Rome Bancorp, Inc.	REVOCABLE PROXY

This Proxy is solicited on behalf of the Board of Directors of Rome Bancorp, Inc.

for the Special Meeting of Stockholders to be held on March 22, 2005 and any adjournment thereof.

The undersigned stockholder of Rome Bancorp, Inc. hereby authorizes Charles M. Sprock and Marion C. Scoville, or any of their successors, as proxies, with full powers of substitution, to represent the undersigned at the Special Meeting of Stockholders of Rome Bancorp, Inc. to be held at The Rome Savings Bank (“Rome Savings”), 100 W. Dominick Street, Rome, New York 13440, on Tuesday, March 22, 2005, at 6:00 p.m. New York time, and at any adjournment of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:

(1) To approve a plan of conversion pursuant to which Rome, MHC will be merged into Rome Savings, and Rome Bancorp will be merged into Rome Savings, and will be succeeded by a new Delaware corporation with the name “New Rome Bancorp, Inc.”, which has been established for the purpose of completing the conversion. As part of the conversion and stock offering of New Rome Bancorp common stock, shares of common stock representing Rome, MHC’s 61.55% ownership interest in Rome Bancorp will be offered for sale in a subscription offering and, possibly, a community offering. Common stock of Rome Bancorp currently held by public stockholders will be converted into new shares of New Rome Bancorp pursuant to an exchange ratio that will ensure that stockholders at the time of the conversion will own approximately the same percentage of New Rome Bancorp after the conversion as was held in Rome Bancorp immediately prior thereto, exclusive of cash received in lieu of fractional shares. After the completion of the conversion and stock offering, the name “New Rome Bancorp, Inc.” will be changed to “Rome Bancorp, Inc.”

For	Against	Abstain
☐	☐	☐

(2) To approve adjournment of the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve Proposal 1.

For	Against	Abstain
☐	☐	☐

In their discretion, the proxies are authorized to vote with respect to matters incident to the conduct of the Special Meeting, and upon such other matters as may properly come before the Special Meeting. Management is not aware of any such other business at this time.

This Proxy, if executed, will be voted FOR the approval of Proposals 1 and 2 if no choice is made herein. This proxy may be revoked at any time before it is executed.

The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and the Proxy Statement for the Special Meeting dated February 18, 2005.

Signature(s)

Dated:	, 2005

Please sign exactly as your name(s) appear(s) on this proxy. Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate or partnership proxies should be signed by an authorized officer.

PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE

AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.